Exhibit 99.3

BITAUTO Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: BITA)

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REVISED NOTICE OF ANNUAL GENERAL MEETING

to be Held on December 19, 2019

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Bitauto Holdings Limited (the “Company”) will be held at JingAn Kerry Centre, Tower II, 46th Floor, 1539 Nanjing West Road, Shanghai 200040, China at 10 a.m. (Beijing time) on December 19, 2019. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on November 7, 2019 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment thereof.

Holders of record of our ordinary shares, par value US$0.00004 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Holders of the Company’s ordinary shares or ADSs may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.bitauto.com, or by email to ir@bitauto.com or by writing to:

Bitauto Holdings Limited
10th Floor, New Century Hotel Office Tower
No. 6 South Capital Stadium Road
Beijing 100044, People's Republic of China
Attention: IR Department

By Order of the Board of Directors, Bitauto Holdings Limited _____________________________ Bin Li Chairman of the Board of Directors

Beijing, China,               , 2019